[PIKE LETTERHEAD]

June 24, 2005

Pamela A. Long
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pike Holdings, Inc.
Form S-1 filed April 18, 2005
File No. 333-124117

Dear Ms. Long:

          Concurrently with this letter, Pike Holdings, Inc. (the “Company”) is electronically transmitting Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) for filing under the Securities Act of 1933, as amended (the “Act”). Amendment No. 2 is marked to show changes from Amendment No. 1 to the Registration Statement and reflects revisions made in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in your comment letter dated June 20, 2005 (the “Comment Letter”).

          We are furnishing supplementally certain information requested in the Comment Letter. The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are set forth in italics below followed by the Company’s responses. The page numbers in the italic captions refer to pages in Amendment No. 1 to the Registration Statement. The page numbers in the responses of the Company refer to pages in the Prospectus contained within Amendment No. 2 (the “Prospectus”).

          We are sending you by messenger hard copies of Amendment No. 2 (clean and marked) and the supplemental information you requested.

          Please note that we are planning to print preliminary prospectuses for this transaction during the week of July 4. We appreciate the time and effort that you have already spent reviewing our filings and hope that we can continue to work together so that we can achieve this timetable.

General

1.	We note that you now refer to independent and/or third party appraisers and specialists throughout the filing, including MD&A and the notes to the pro forma and historical financial statements. Either identify each expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

In response to the Staff’s comments, we have revised the Prospectus to delete the reference to an independent appraisal in the notes to the pro forma financial statements on page 28 of the Prospectus. We respectfully submit that Section 436(b) of Regulation C does not require identification of, or consent from, the third-party specialists referred to elsewhere in the Prospectus:

•	“When necessary, we engage third-party specialists to assist us with our valuations.” (Page 40 of the Prospectus)

•	“The original valuation of the preferred stock was $17.5 million, from an independent third party.” (Page F-32 of the Prospectus)

Section 436(b) of Regulation C only requires a written consent if it is stated that information in the registration statement has been reviewed or passed upon by any persons and is set forth “upon the authority of or in reliance upon such persons as experts.”

Table of Contents, page i

2.	Please move the dealer Prospectus delivery obligation to the outside back cover. Refer to Item 502(b) of Regulation S-K.

We have revised the Prospectus to reflect the Staff’s comments.

Prospectus Summary, page 1

3.	We note your supplemental response to comments 3 and 6 of our letter dated May 17, 2005. Please revise your Prospectus to state the basis for your assertion on page 61 that “year-over-year improvements in recordable and lost-time incident rates at Pike stand-alone in each of the five years ended June 30, 2004,” and provide independent support supplementally.

The Prospectus has been revised to reflect the Staff’s comments. Please see pages 61 and 66 of the Prospectus. We respectfully inform the Staff that our incidence rates are prepared internally in accordance with methodologies prescribed by the Occupational Safety and Health Administration (OSHA). These methodologies are publicly available on OSHA’s website, www.osha.gov, and are attached as an exhibit to this letter. There is no independent support for the statement other than the methodologies as it is an internally prepared calculation.

Summary Historical and Pro Forma Financial Data, page 6

4.	Revise the pro forma disclosures on page 7 to comply with comment 13 of our letter dated May 17, 2005.

     We have revised the Prospectus to delete the pro forma presentations below Income from continuing operations for periods in which there was a loss from discontinued operations. Please see page 7 of the Prospectus.

5.	Revise your disclosures related to the limitations of both non-GAAP measures you present to address the limitation due to eliminating income taxes. In addition, revise the disclosures to separately address the additional limitations of adjusted EBITDA. It appears to us that the current disclosures related to the additional limitations of adjusted EBITDA merely identify one item that is excluded and do not address the actual limitations due to eliminating each item.

We have revised the Prospectus to reflect the Staff’s comments. Please see page 9 of the Prospectus.

Use of Proceeds, page 22

6.	We note your response to comments 9 and 11 of our letter dated May 17, 2005. Please revise this section to specify the allocation of proceeds from the offering between the Tranche B and Tranche C notes.

We have revised the Prospectus to reflect the Staff’s comments. Please see page 22 of the Prospectus.

Capitalization, page 23

7.	It appear to us that you should revise as adjusted stockholders’ equity here and throughout the filing to include the impact of non-recurring expenses directly attributable to the pro forma transactions that are excluded from pro forma earnings. It appears to us that the non-recurring expenses would include: the loss you will incur due to the repayment of debt with offering proceeds; the fee you will incur due to the termination of the management services agreement; and the expense you will record related to the modification of the deferred compensation plan during the quarter ended June 30, 2005.

We have revised the Prospectus to reflect the Staff’s comments. Please see page 23 of the Prospectus.

Unaudited Pro Forma Condensed Financial Data, page 25

8.	Based on the disclosure that the allocation of purchase price is preliminary, revise the notes to the pro forma financial statements to identify and address any pre-acquisition contingencies and to address the potential impact of finalizing the purchase price allocation.

We have revised the Prospectus to reflect the Staff’s comments. Please see page 25 of the Prospectus.

9.	Revise the ninth paragraph on page 25 to disclose that the pro forma statements of operations also exclude the impact of certain non-recurring expenses directly attributable to the pro forma transactions. In addition, identify the pro forma earnings on pages 26 and 29 as pro forma earnings before non-recurring expenses.

We have revised the Prospectus to reflect the Staff’s comments. Please see pages 26, 27 and 28 of the Prospectus.

Management’s Discussion and Analysis, page 33
Deferred Compensation in Connection with Our Acquisition of Red Simpson, page 39

10.	Revise the disclosures on page 39 to explain the differences between the $29.1 million in deferred compensation you agreed to pay over four years, the $25.4 million you disclose as the face value, and $37.5 million in payments over the next four years.

We have revised the Prospectus to reflect the Staff’s comments. Please see page 43 of the Prospectus.

Results of Operations, page 41
Nine Months Ended March 31, 2005

11.	Revise the disclosures on page 42 to address the entire change in general and administrative expenses during the interim periods.

We have revised the Prospectus to reflect the Staff’s comments. Please see page 47 of the Prospectus.

Corporate Information, page 64

12.	Please revise to provide more detail here and briefly in your summary concerning your plans to reincorporate in Delaware.

We have revised the Prospectus to reflect the Staff’s comments. Please see page 69 of the Prospectus.

Principal and Selling Stockholders, page 77

13.	Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by Lindsay Goldberg & Bessemer. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise or advise.

We have revised the Prospectus to reflect the Staff’s comments. Please see footnote 6 on page 83 of the Prospectus.

14.	We note your responses to our prior comments 39 through 42. Please disclose your response to our prior comment 41 in your Prospectus.

We have revised the Prospectus to reflect the Staff’s comments. Please see page 84 of the Prospectus.

Underwriting, page 90

15.	We note your disclosure in the second full paragraph that the underwriting agreement provides for termination of the offering if an underwriter defaults. This appears to be a market-out provision that, practically speaking, places the risk of the success of your offering on your company and results in the underwriters participating upon a “best efforts” basis. Please supplementally explain how this termination right is consistent with a firm commitment offering.

For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985. We also note that you have not yet filed the underwriting agreement as an exhibit to your registration statement.

We respectfully inform the Staff that although we have not yet filed the underwriting agreement as an exhibit to this Registration Statement, we do not believe that the language in this comment that references the underwriting agreement describes a market-out provision. The market-out provision in the First Boston Corporation no-action letter, dated September 3, 1985, related to the ability of an underwriter to terminate the underwriting agreement due to a material adverse change in the issuer’s business, a downgrading, a suspension in trading of the issuer’s securities, a banking moratorium or an outbreak or escalation of hostilities. By contrast, the default language referred to in the Plan of Distribution section of the Prospectus simply relates to a default on the obligation to purchase shares by an underwriter and the impact on the issuer and the other underwriters. The non-defaulting underwriters may be required to purchase additional shares if other underwriters are not identified to replace the defaulting underwriter. Or, if the default is too significant, the underwriting agreement may be terminated as the economics of the transaction would be too different for each of the parties from the original arrangement.

The prepared pertinent language in the underwriting agreement, which is standard in underwriting agreements, reads as follows:

     “(a) If, on the Closing Date or the Additional Closing Date, as the case may be, any Underwriter defaults on its obligation to purchase the Shares that it has agreed to purchase hereunder on such date, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Shares by other persons satisfactory to the Company and the Selling Stockholders on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Shares, then the

Company and the Selling Stockholders shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Underwriters to purchase such Shares on such terms. If other persons become obligated or agree to purchase the Shares of a defaulting Underwriter, either the non-defaulting Underwriters or the Company and the Selling Stockholders may postpone the Closing Date or the Additional Closing Date, as the case may be, for up to five full business days in order to effect any changes that in the opinion of counsel for the Company, counsel for the Selling Stockholders or counsel for the Underwriters may be necessary in the Registration Statement and the Prospectus or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement and the Prospectus that effects any such changes. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule I hereto that, pursuant to this Section 11, purchases Shares that a defaulting Underwriter agreed but failed to purchase.

     (b) If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters, the Company and the Selling Stockholders as provided in paragraph (a) above, the aggregate number of Shares that remain unpurchased on the Closing Date or the Additional Closing Date, as the case may be, does not exceed one-eleventh of the aggregate number of Shares to be purchased on such date, then the Company and the Selling Stockholders shall have the right to require each non-defaulting Underwriter to purchase the number of Shares that such Underwriter agreed to purchase hereunder on such date plus such Underwriter’s pro rata share (based on the number of Shares that such Underwriter agreed to purchase on such date) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

     (c) If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters, the Company and the Selling Stockholders as provided in paragraph (a) above, the aggregate number of Shares that remain unpurchased on the Closing Date or the Additional Closing Date, as the case may be, exceeds one-eleventh of the aggregate amount of Shares to be purchased on such date, or if the Company and the Selling Stockholders shall not exercise the right described in paragraph (b) above, then this Agreement or, with respect to any Additional Closing Date, the obligation of the Underwriters to purchase Shares on the Additional Closing Date, as the case may be, shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 11 shall be without liability on the part of the Company and the Selling Stockholders, except that the Company will continue to be liable for the payment of expenses as set forth in

Section 12 hereof and except that the provisions of Section 8 hereof shall not terminate and shall remain in effect.

     (d) Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company, the Selling Stockholders or any non-defaulting Underwriter for damages caused by its default.”

We respectfully inform the Staff that the underwriting agreement will be included with a later filing.

16.	Please revise your Prospectus to include your supplemental response to comment 51 of our letter dated May 17, 2005.

We have revised the Prospectus to reflect the Staff’s comments. Please see pages 97-98 of the Prospectus.

Pike Holdings, Inc. Audited Consolidated Financial Statements
Consolidated Statement of Income, page F-5

17.	We note your response to our prior comment 52. We believe Rule 5-03(9) of Regulation S-X identifies specific items that may be classified as non-operating expenses. Based on the specific nature of the recapitalization expenses you incurred, it remains unclear to us how they meet these requirements. We also note that the line item other, net includes gains and losses on the sale of property and equipment. It appears to us that these gains and losses should also be included in income from operations based on the requirements of paragraph 45 of SFAS 144. Please revise your consolidated statements of income as appropriate. This comment is also applicable to the transaction expenses recorded by Red Simpson on page F-5.

We have revised the Prospectus to reflect the Staff’s comments. Please see page F-5 of the Prospectus.

Consolidated Statements of Cash Flows, page F-7

18.	We note your response to our prior comment 53. We believe paragraph 20 of SFAS 95 identifies specific cash outflows that should be included in cash flows from financing activities. Based on the specific nature of the recapitalization expenses you incurred, it remains unclear to us how they meet the requirements for classification as cash flows from financing activities. We note that these payments were not directly related to reacquiring equity interests from owners. Please revise your consolidated statements of cash flows as appropriate.

We have revised the Prospectus to reflect the Staff’s comments. Please see page F-7 of the Prospectus.

Note 9 – Stockholders’ Equity, page F-17

19.	We note your response to comment 59 of our letter dated May 17, 2005, that you will supplementally provide the proposed IPO price range once it is established. At that time, please provide the following additional disclosures related the fair value of equity instruments:

•	Whether the valuation you used to determine the fair value of equity instruments was contemporaneous or retrospective;

•	If the valuation specialist was a related party, a statement indicating that fact;

•	The intrinsic value of outstanding equity instruments based on the estimated IPO price;

•	A discussion of the significant factors, assumptions and methodologies used in determining fair value during the periods presented;

•	A discussion of each significant factor contributing to the difference between the fair values as of each grant date and the estimated IPO price; and

•	The reason management chose not to obtain a contemporaneous valuation.

We have revised the Prospectus in response to bullets one, two, four and six of the Staff’s comments. Please see page F-20 of the Prospectus. We respectfully inform the Staff that additional disclosure in response to bullets three and five, and the proposed IPO price range, will be provided supplementally at a later date. We acknowledge that the Staff will need sufficient time to review such materials and may have comments on them.

Condensed Consolidated Financial Statements
Note 3 — Acquisition, page F-30

20.	Correct the inconsistency in the lives of the identified intangible assets disclosed here and on page F-33.

We have revised the Prospectus to reflect the Staff’s comments. Please see page F-31 of the Prospectus.

Note 4 — Recapitalization, page F-31

21.	Disclose why you redeemed the Series A preferred stock for $20 million in light of its carrying value of $6 million.

We have revised the Prospectus to reflect the Staff’s comments. Please see page F-32 of the Prospectus.

Note 10 — Deferred Compensation Plan, page F-35

22.	Correct the disclosures on page F-36 that the $4.8 in deferred compensation expenses was recorded during the nine months ended March 31, 2005, not 2004.

We have revised the Prospectus to reflect the Staff’s comments. Please see page F-37 of the Prospectus.

Exhibits

23.	Please file the Recapitalization and Investment Agreement as an exhibit to your registration statement.

We have filed the Recapitalization and Investment Agreement as Exhibit 2.1 and an amendment to the Recapitalization and Investment Agreement as Exhibit 2.2 in response to the Staff’s comment.

          The Company believes that the information contained in this letter, together with the revised disclosures in Amendment No. 2 and the materials provided supplementally, is responsive to the Staff’s comments in your Comment Letter.

          Please call our attorneys at Cravath, Swaine & Moore LLP — specifically W. Clayton Johnson at (212) 474-1160 or Sarah S. Jones at (212) 474-1365 — if you have any questions regarding this submission.

Very truly yours,

/s/ Mark Castaneda
Mark Castaneda
Chief Financial Officer

cc: (w/encl.)

Patricia Armelin
Anne McConnell
Matt Franker
Lesli Sheppard
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

W. Clayton Johnson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019

U.S. Department of Labor Occupational Safety and Health Administration OSHA Forms for Recording Work-Related Injuries and Illnesses Dear Employer: This booklet includes the forms needed for maintaining occupational injury and illness records for 2004. These new forms have changed in several important ways from the 2003 recordkeeping forms. In the December 17, 2002 Federal Register (67 FR 77165-77170), OSHA announced its decision to add an occupational hearing loss column to OSHA’s Form 300, Log of Work-Related Injuries and Illnesses. This forms package contains modified Forms 300 and 300A which incorporate the additional column M(5) Hearing Loss. Employers required to complete the injury and illness forms must begin to use these forms on January 1, 2004. In response to public suggestions, OSHA also has made several changes to the forms package to make the recordkeeping materials clearer and easier to use: · On Form 300, we’ve switched the positions of the day count columns. The days “away from work” column now comes before the days “on job transfer or restriction.” · We’ve clarified the formulas for calculating incidence rates. · We’ve added new recording criteria for occupational hearing loss to the “Overview” section. · On Form 300, we’ve made the column heading “Classify the Case” more prominent to make it clear that employers should mark only one selection among the four columns offered. The Occupational Safety and Health Administration shares with you the goal of preventing injuries and illnesses in our nation’s workplaces. Accurate injury and illness records will help us achieve that goal. Occupational Safety and Health Administration U.S. Department of Labor What’s Inside... In this package, you’ll find everything you need to complete OSHA’s Log and the Summary of Work-Related Injuries and Illnesses for the next several years. On the following pages, you’ll find: An Overview: Recording Work-Related Injuries and Illnesses — General instructions for filling out the forms in this package and definitions of terms you should use when you classify your cases as injuries or illnesses. How to Fill Out the Log — An example to guide you in filling out the Log properly. Log of Work-Related Injuries and Illnesses — Several pages of the Log (but you may make as many copies of the Log as you need.) Notice that the Log is separate from the Summary. Summary of Work-Related Injuries and Illnesses — Removable Summary pages for easy posting at the end of the year. Note that you post the Summary only, not the Log. Worksheet to Help You Fill Out the Summary — A worksheet for figuring the average number of employees who worked for your establishment and the total number of hours worked. OSHA’s 301: Injury and Illness Incident Report — A copy of the OSHA 301 to provide details about the incident. You may make as many copies as you need or use an equivalent form. Take a few minutes to review this package. If you have any questions, visit us online at www.osha. gov or call your local OSHA office. We’ll be happy to help you.

U.S. Department of Labor Occupational Safety and Health Administration An Overview: Recording Work-Related Injuries and Illnesses The Occupational Safety and Health (OSH) Act of 1970 requires certain employers to prepare and maintain records of work-related injuries and illnesses. Use these definitions when you classify cases on the Log. OSHA’s recordkeeping regulation (see 29 CFR Part 1904) provides more information about the definitions below. The Log of Work-Related Injuries and Illnesses (Form 300) is used to classify work-related injuries and illnesses and to note the extent and severity of each case. When an incident occurs, use the Log to record specific details about what happened and how it happened. The Summary — a separate form (Form 300A) — shows the totals for the year in each category. At the end of the year, post the Summary in a visible location so that your employees are aware of the injuries and illnesses occurring in their workplace. Employers must keep a Log for each establishment or site. If you have more than one establishment, you must keep a separate Log and Summary for each physical location that is expected to be in operation for one year or longer. Note that your employees have the right to review your injury and illness records. For more information, see 29 Code of Federal Regulations Part 1904.35, Employee Involvement. Cases listed on the Log of Work-Related Injuries and Illnesses are not necessarily eligible for workers’ compensation or other insurance benefits. Listing a case on the Log does not mean that the employer or worker was at fault or that an OSHA standard was violated. When is an injury or illness considered work-related? An injury or illness is considered work-related if an event or exposure in the work environment caused or contributed to the condition or significantly aggravated a preexisting condition. Work-relatedness is presumed for injuries and illnesses resulting from events or exposures occurring in the workplace, unless an exception specifically applies. See 29 CFR Part 1904.5(b)(2) for the exceptions. The work environment includes the establishment and other locations where one or more employees are working or are present as a condition of their employment. See 29 CFR Part 1904.5(b)(1). Which work-related injuries and illnesses should you record? Record those work-related injuries and illnesses that result in: death, loss of consciousness, days away from work, restricted work activity or job transfer, or medical treatment beyond first aid. You must also record work-related injuries and illnesses that are significant (as defined below) or meet any of the additional criteria listed below. You must record any significant work-related injury or illness that is diagnosed by a physician or other licensed health care professional. You must record any work-related case involving cancer, chronic irreversible disease, a fractured or cracked bone, or a punctured eardrum. See 29 CFR 1904.7. What are the additional criteria? You must record the following conditions when they are work-related: any needlestick injury or cut from a sharp object that is contaminated with another person’s blood or other potentially infectious material; any case requiring an employee to be medically removed under the requirements of an OSHA health standard; tuberculosis infection as evidenced by a positive skin test or diagnosis by a physician or other licensed health care professional after exposure to a known case of active tuberculosis. an employee’s hearing test (audiogram) reveals 1) that the employee has experienced a Standard Threshold Shift (STS) in hearing in one or both ears (averaged at 2000, 3000, and 4000 Hz) and 2) the employee’s total hearing level is 25 decibels (dB) or more above audiometric zero ( also averaged at 2000, 3000, and 4000 Hz) in the same ear(s) as the STS. What is medical treatment? Medical treatment includes managing and caring for a patient for the purpose of combating disease or disorder. The following are not considered medical treatments and are NOT recordable: visits to a doctor or health care professional solely for observation or counseling; What do you need to do? 1. Within 7 calendar days after you receive information about a case, decide if the case is recordable under the OSHA recordkeeping requirements. 2. Determine whether the incident is a new case or a recurrence of an existing one. 3. Establish whether the case was work-related. 4. If the case is recordable, decide which form you will fill out as the injury and illness incident report. You may use OSHA’s 301: Injury and Illness Incident Report or an equivalent form. Some state workers compensation, insurance, or other reports may be acceptable substitutes, as long as they provide the same information as the OSHA 301. How to work with the Log 1. Identify the employee involved unless it is a privacy concern case as described below. 2. Identify when and where the case occurred. 3. Describe the case, as specifically as you can. 4. Classify the seriousness of the case by recording the most serious outcome associated with the case, with column G (Death) being the most serious and column J (Other recordable cases) being the least serious. 5. Identify whether the case is an injury or illness. If the case is an injury, check the injury category. If the case is an illness, check the appropriate illness category.

U.S. Department of Labor Occupational Safety and Health Administration diagnostic procedures, including administering prescription medications that are used solely for diagnostic purposes; and any procedure that can be labeled first aid. (See below for more information about first aid.) What is first aid? If the incident required only the following types of treatment, consider it first aid. Do NOT record the case if it involves only: using non-prescription medications at non-prescription strength; administering tetanus immunizations; cleaning, flushing, or soaking wounds on the skin surface; using wound coverings, such as bandages, BandAids™, gauze pads, etc., or using SteriStrips™ or butterfly bandages. using hot or cold therapy; using any totally non-rigid means of support, such as elastic bandages, wraps, non-rigid back belts, etc.; using temporary immobilization devices while transporting an accident victim (splints, slings, neck collars, or back boards). drilling a fingernail or toenail to relieve pressure, or draining fluids from blisters; using eye patches; using simple irrigation or a cotton swab to remove foreign bodies not embedded in or adhered to the eye; using irrigation, tweezers, cotton swab or other simple means to remove splinters or foreign material from areas other than the eye; using finger guards; using massages; drinking fluids to relieve heat stress How do you decide if the case involved restricted work? Restricted work activity occurs when, as the result of a work-related injury or illness, an employer or health care professional keeps, or recommends keeping, an employee from doing the routine functions of his or her job or from working the full workday that the employee would have been scheduled to work before the injury or illness occurred. How do you count the number of days of restricted work activity or the number of days away from work? Count the number of calendar days the employee was on restricted work activity or was away from work as a result of the recordable injury or illness. Do not count the day on which the injury or illness occurred in this number. Begin counting days from the day after the incident occurs. If a single injury or illness involved both days away from work and days of restricted work activity, enter the total number of days for each. You may stop counting days of restricted work activity or days away from work once the total of either or the combination of both reaches 180 days. Under what circumstances should you NOT enter the employee’s name on the OSHA Form 300? You must consider the following types of injuries or illnesses to be privacy concern cases: an injury or illness to an intimate body part or to the reproductive system, an injury or illness resulting from a sexual assault, a mental illness, a case of HIV infection, hepatitis, or tuberculosis, a needlestick injury or cut from a sharp object that is contaminated with blood or other potentially infectious material (see 29 CFR Part 1904.8 for definition), and other illnesses, if the employee independently and voluntarily requests that his or her name not be entered on the log. You must not enter the employee’s name on the OSHA 300 Log for these cases. Instead, enter “privacy case” in the space normally used for the employee’s name. You must keep a separate, confidential list of the case numbers and employee names for the establishment’s privacy concern cases so that you can update the cases and provide information to the government if asked to do so. If you have a reasonable basis to believe that information describing the privacy concern case may be personally identifiable even though the employee’s name has been omitted, you may use discretion in describing the injury or illness on both the OSHA 300 and 301 forms. You must enter enough information to identify the cause of the incident and the gene ral severity of the injury or illness, but you do not need to include details of an intimate or private nature. What if the outcome changes after you record the case? If the outcome or extent of an injury or illness changes after you have recorded the case, simply draw a line through the original entry or, if you wish, delete or white-out the original entry. Then write the new entry where it belongs. Remember, you need to record the most serious outcome for each case. Classifying injuries An injury is any wound or damage to the body resulting from an event in the work environment. Examples: Cut, puncture, laceration, abrasion, fracture, bruise, contusion, chipped tooth, amputation, insect bite, electrocution, or a thermal, chemical, electrical, or radiation burn. Sprain and strain injuries to muscles, joints, and connective tissues are classified as injuries when they result from a slip, trip, fall or other similar accidents.

U.S. Department of Labor Occupational Safety and Health Administration Classifying illnesses Skin diseases or disorders Skin diseases or disorders are illnesses involving the worker’s skin that are caused by work exposure to chemicals, plants, or other substances. Examples: Contact dermatitis, eczema, or rash caused by primary irritants and sensitizers or poisonous plants; oil acne; friction blisters, chrome ulcers; inflammation of the skin. Respiratory conditions Respiratory conditions are illnesses associated with breathing hazardous biological agents, chemicals, dust, gases, vapors, or fumes at work. Examples: Silicosis, asbestosis, pneumonitis, pharyngitis, rhinitis or acute congestion; farmer’s lung, beryllium disease, tuberculosis, occupational asthma, reactive airways dysfunction syndrome (RADS), chronic obstructive pulmonary disease (COPD), hypersensitivity pneumonitis, toxic inhalation injury, such as metal fume fever, chronic obstructive bronchitis, and other pneumoconioses. Poisoning Poisoning includes disorders evidenced by abnormal concentrations of toxic substances in blood, other tissues, other bodily fluids, or the breath that are caused by the ingestion or absorption of toxic substances into the body. Examples: Poisoning by lead, mercury, cadmium, arsenic, or other metals; poisoning by carbon monoxide, hydrogen sulfide, or other gases; poisoning by benzene, benzol, carbon tetrachloride, or other organic solvents; poisoning by insecticide sprays, such as parathion or lead arsenate; poisoning by other chemicals, such as formaldehyde. Hearing Loss Noise-induced hearing loss is defined for recordkeeping purposes as a change in hearing threshold relative to the baseline audiogram of an average of 10 dB or more in either ear at 2000, 3000 and 4000 hertz, and the employee’s total hearing level is 25 decibels (dB) or more above audiometric zero (also averaged at 2000, 3000, and 4000 hertz) in the same ear(s). All other illnesses All other occupational illnesses. Examples: Heatstroke, sunstroke, heat exhaustion, heat stress and other effects of environmental heat; freezing, frostbite, and other effects of exposure to low temperatures; decompression sickness; effects of ionizing radiation (isotopes, x-rays, radium); effects of nonionizing radiation (welding flash, ultra-violet rays, lasers); anthrax; bloodborne pathogenic diseases, such as AIDS, HIV, hepatitis B or hepatitis C; brucellosis; malignant or benign tumors; histoplasmosis; coccidioidomycosis. When must you post the Summary? You must post the Summary only — not the Log — by February 1 of the year following the year covered by the form and keep it posted until April 30 of that year. How long must you keep the Log and Summary on file? You must keep the Log and Summary for 5 years following the year to which they pertain. Do you have to send these forms to OSHA at the end of the year? No. You do not have to send the completed forms to OSHA unless specifically asked to do so. How can we help you? If you have a question about how to fill out the Log, visit us online at www.osha.gov or call your local OSHA office.

U.S. Department of Labor Occupational Safety and Health Administration Optional Calculating Injury and Illness Incidence Rates What is an incidence rate? An incidence rate is the number of recordable injuries and illnesses occurring among a given number of full-time workers (usually 100 full-time workers) over a given period of time (usually one year). To evaluate your firm’s injury and illness experience over time or to compare your firm’s experience with that of your industry as a whole, you need to compute your incidence rate. Because a specific number of workers and a specific period of time are involved, these rates can help you identify problems in your workplace and/or progress you may have made in preventing work-related injuries and illnesses. How do you calculate an incidence rate? You can compute an occupational injury and illness incidence rate for all recordable cases or for cases that involved days away from work for your firm quickly and easily. The formula requires that you follow instructions in paragraph (a) below for the total recordable cases or those in paragraph (b) for cases that involved days away from work, and for both rates the instructions in paragraph (c). (a) To find out the total number of recordable injuries and illnesses that occurred during the year, count the number of line entries on your OSHA Form 300, or refer to the OSHA Form 300A and sum the entries for columns (G), (H), (I), and (J). (b) To find out the number of injuries and illnesses that involved days away from work, count the number of line entries on your OSHA Form 300 that received a check mark in column (H), or refer to the entry for column (H) on the OSHA Form 300A. (c) The number of hours all employees actually worked during the year. Refer to OSHA Form 300A and optional worksheet to calculate this number. You can compute the incidence rate for all recordable cases of injuries and illnesses using the following formula: Total number of injuries and illnesses X 200,000 ÷ Number of hours worked by all employees = Total recordable case rate (The 200,000 figure in the formula represents the number of hours 100 employees working 40 hours per week, 50 weeks per year would work, and provides the standard base for calculating incidence rates.) You can compute the incidence rate for recordable cases involving days away from work, days of restricted work activity or job transfer (DART) using the following formula: (Number of entries in column H + Number of entries in column I) X 200,000 ÷ Number of hours worked by all employees = DART incidence rate You can use the same formula to calculate incidence rates for other variables such as cases involving restricted work activity (column (I) on Form 300A), cases involving skin disorders (column (M-2) on Form 300A), etc. Just substitute the appropriate total for these cases, from Form 300A, into the formula in place of the total number of injuries and illnesses. What can I compare my incidence rate to? The Bureau of Labor Statistics (BLS) conducts a survey of occupational injuries and illnesses each year and publishes incidence rate data by various classifications (e.g., by industry, by employer size, etc.). You can obtain these published data at www.bls.gov/iif or by calling a BLS Regional Office. Worksheet Number of Total number of hours worked Total recordable injuries and illnesses by all employees case rate X 200,000 = Number of Number of entries in hours worked DART incidence Column H + Column I by all employees rate X 200,000 =

U.S. Department of Labor Occupational Safety and Health Administration How to Fill Out the Log The Log of Work-Related Injuries and Illnesses is used to classify work-related injuries and illnesses and to note the extent and severity of each case. When an incident occurs, use the Log to record specific details about what happened and how it happened. If your company has more than one establishment or site, you must keep separate records for each physical location that is expected to remain in operation for one year or longer. We have given you several copies of the Log in this package. If you need more than we provided, you may photocopy and use as many as you need. The Summary — a separate form —shows the work-related injury and illness totals for the year in each category. At the end of the year, count the number of incidents in each category and transfer the totals from the Log to the Summary. Then post the Summary in a visible location so that your employees are aware of injuries and illnesses occurring in their workplace. You don’t post the Log. You post only the Summary at the end of the year. Be as specific as possible. You can use two lines if you need more room. Revise the log if the injury or illness progresses and the outcome is more serious than you originally recorded for the case. Cross out, erase, or white-out the original entry. Choose ONLY ONE of these categories. Classify the case by recording the most serious outcome of the case, with column G (Death) being the most serious and column J (Other recordable cases) being the least serious. Note whether the case involves an injury or an illness.

OSHA’s Form 300 (Rev. 01/2004) Log of Work-Related Injuries and Illnesses Attention: This form contains information relating to employee health and must be used in a manner that protects the confidentiality of employees to the extent possible while the information is being used for occupational safety and health purposes. Year 20___ U.S. Department of Labor Occupational Safety and Health Administration Form approved OMB no. 1218-0176 You must record information about every work-related death and about every work-related injury or illness that involves loss of consciousness, restricted work activity or job transfer, days away from work, or medical treatment beyond first aid. You must also record significant work-related injuries and illnesses that are diagnosed by a physician or licensed health care professional. You must also record work-related injuries and illnesses that meet any of the specific recording criteria listed in 29 CFR Part 1904.8 through 1904.12. Feel free to use two lines for a single case if you need to. You must complete an Injury and Illness Incident Report (OSHA Form 301) or equivalent form for each injury or illness recorded on this form. If you’re not sure whether a case is recordable, call your local OSHA office for help. Establishment name ___ City ___State ___ Identify the person (A) (B) (C) Case Employee’s name Job title no. (e.g., Welder) Describe the case (D) (E) (F) Date of injury Where the event occurred Describe injury or illness, parts of body affected, or onset (e.g., Loading dock north end) and object/substance that directly injured of illness or made person ill (e.g., Second degree burns on right forearm from acetylene torch) Classify the case CHECK ONLY ONE box for each case based on the most serious outcome for that case: Remained at Work Days away Job transfer Other record-Death from work or restriction able cases (G) (H) (I) (J) Enter the number of days the injured or ill worker was: Away On job from transfer or work restriction (K) (L) Check the “Injury” column or choose one type of illness: (M) loss disorder other Injury Skin Respiratory condition Poisoning Hearing All illnesses (1) (2) (3) (4) (5) (6) ___/month/day ___/month/day ___/month/day ___/month/day ___/month/day ___/month/day ___/month/day ___/month/day ___/month/day ___/month/day ___/month/day ___/month/day ___/month/day ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days ___days Page totals Public reporting burden for this collection of information is estimated to average 14 minutes per response, including time to review the instructions, search and gather the data needed, and complete and review the collection of information. Persons are not required to respond to the collection of information unless it displays a currently valid OMB control number. If you have any comments about these estimates or any other aspects of this data collection, contact: US Departme nt of Labor, OSHA Office of Statistical Analysis, Room N-3644, 200 Constitution Avenue, NW, Washington, DC 20210. Do not send the completed forms to this office. Be sure to transfer these totals to the Summary page (Form 300A) before you post it. Page ___of ___ (1) Injury (2) Skin disorder (3) Respiratory condition (4) Poisoning (5) Hearing loss (6) All other illnesses

OSHA’s Form 300A (Rev. 01/2004) Summary of Work-Related Injuries and Illnesses Year 20___ U.S. Department of Labor Occupational Safety and Health Administration Form approved OMB no. 1218-0176 All establishments covered by Part 1904 must complete this Summary page, even if no work-related injuries or illnesses occurred during the year. Remember to review the Log to verify that the entries are complete and accurate before completing this summary. Using the Log, count the individual entries you made for each category. Then write the totals below, making sure you’ve added the entries from every page of the Log. If you had no cases, write “0.” Employees, former employees, and their representatives have the right to review the OSHA Form 300 in its entirety. They also have limited access to the OSHA Form 301 or its equivalent. See 29 CFR Part 1904.35, in OSHA’s recordkeeping rule, for further details on the access provisions for these forms. Number of Cases Total number of Total number of Total number of Total number of deaths cases with days cases with job other recordable away from work transfer or restriction cases (G) (H) (I) (J) Number of Days Total number of days away Total number of days of job from work transfer or restriction (K) (L) Injury and Illness Types Total number of . . .(M) (1) Injuries ___(4) Poisonings ___(5) Hearing loss ___(2) Skin disorders ___(6) All other illnesses ___(3) Respiratory conditions ___ Post this Summary page from February 1 to April 30 of the year following the year covered by the form. Public reporting burden for this collection of information is estimated to average 50 minutes per response, including time to review the instructions, search and gather the data needed, and complete and review the collection of information. Persons are not required to respond to the collection of information unless it displays a currently valid OMB control number. If you have any comments about these estimates or any other aspects of this data collection, contact: US Department of Labor, OSHA Office of Statistical Analysis, Room N-3644, 200 Constitution Avenue, NW, Washington, DC 20210. Do not send the completed forms to this office. Establishment information Your establishment name ___Street ___City ___State ___ZIP ___ Industry description (e.g., Manufacture of motor truck trailers) ___Standard Industrial Classification (SIC), if known (e.g., 3715) ___OR North American Industrial Classification (NAICS), if known (e.g., 336212) ___ Employment information (If you don’t have these figures, see the Worksheet on the back of this page to estimate.) Annual average number of employees ___ Total hours worked by all employees last year ___ Sign here Knowingly falsifying this document may result in a fine. I certify that I have examined this document and that to the best of my knowledge the entries are true, accurate, and complete. Company executive Title ___( ) — / / Phone Date

U.S. Department of Labor Occupational Safety and Health Administration Optional Worksheet to Help You Fill Out the Summary At the end of the year, OSHA requires you to enter the average number of employees and the total hours worked by your employees on the summary. If you don’t have these figures, you can use the information on this page to estimate the numbers you will need to enter on the Summary page at the end of the year. How to figure the average number of employees who worked for your establishment during the year: Add the total number of employees your establishment paid in all pay periods during the year. Include all employees: full-time, part-time, The number of employees temporary, seasonal, salaried, and hourly. paid in all pay periods = Count the number of pay periods your establishment had during the year. Be sure to include any pay periods when you had no The number of pay employees. periods during the year = Divide the number of employees by the number of = pay periods. Round the answer to the next highest whole number. Write the rounded number in the blank The number rounded = marked Annual average number of employees. For example, Acme Construction figured its average employment this way: For pay period... Acme paid this number of employees... 1 10 Number of employees paid = 830 2 0 3 15 Number of pay periods = 26 4 30 830 = 31.92 5 40 26 t t 24 20 31.92 rounds to 32 25 15 26 +10 32 is the annual average number of employees 830 How to figure the total hours worked by all employees: Include hours worked by salaried, hourly, part-time and seasonal workers, as well as hours worked by other workers subject to day to day supervision by your establishment (e.g., temporary help services workers). Do not include vacation, sick leave, holidays, or any other non-work time, even if employees were paid for it. If your establishment keeps records of only the hours paid or if you have employees who are not paid by the hour, please estimate the hours that the employees actually worked. If this number isn’t available, you can use this optional worksheet to estimate it. Optional Worksheet Find the number of full-time employees in your establishment for the year. x Multiply by the number of work hours for a full-time employee in a year. This is the number of full-time hours worked. + Add the number of any overtime hours as well as the hours worked by other employees (part-time, temporary, seasonal) Round the answer to the next highest whole number. Write the rounded number in the blank marked Total hours worked by all employees last year.

OSHA’s Form 301 Injury and Illness Incident Report Attention: This form contains information relating to employee health and must be used in a manner that protects the confidentiality of employees to the extent possible while the information is being used for occupational safety and health purposes. U.S. Department of Labor Occupational Safety and Health Administration Form approved OMB no. 1218-0176 This Injury and Illness Incident Report is one of the first forms you must fill out when a recordable work-related injury or illness has occurred. Together with the Log of Work-Related Injuries and Illnesses and the accompanying Summary, these forms help the employer and OSHA develop a picture of the extent and severity of work-related incidents. Within 7 calendar days after you receive information that a recordable work-related injury or illness has occurred, you must fill out this form or an equivalent. Some state workers’ compensation, insurance, or other reports may be acceptable substitutes. To be considered an equivalent form, any substitute must contain all the information asked for on this form. According to Public Law 91-596 and 29 CFR 1904, OSHA’s recordkeeping rule, you must keep this form on file for 5 years following the year to which it pertains. If you need additional copies of this form, you may photocopy and use as many as you need. Completed by ___Title ___Phone (___)___—___Date ___/ ___/ ___ Information about the employee 1) Full name ___ 2) Street ___City ___State ___ZIP ___ 3) Date of birth ___/ ___/ ___ 4) Date hired ___/ ___/ ___ 5) Male Female Information about the physician or other health care professional 6) Name of physician or other health care professional ___ 7) If treatment was given away from the worksite, where was it given? Facility ___ Street ___ City ___State ___ZIP ___ 8) Was employee treated in an emergency room? Yes No 9) Was employee hospitalized overnight as an in-patient? Yes No Information about the case 10) Case number from the Log ___(Transfer the case number from the Log after you record the case.) 11) Date of injury or illness ___/ ___/ ___ 12) Time employee began work ___AM / PM 13) Time of event ___AM / PM Check if time cannot be determined 14) What was the employee doing just before the incident occurred? Describe the activity, as well as the tools, equipment, or material the employee was using. Be specific. Examples: “climbing a ladder while carrying roofing materials”; “spraying chlorine from hand sprayer”; “daily computer key-entry.” 15) What happened? Tell us how the injury occurred. Examples: “When ladder slipped on wet floor, worker fell 20 feet”; “Worker was sprayed with chlorine when gasket broke during replacement”; “Worker developed soreness in wrist over time.” 16) What was the injury or illness? Tell us the part of the body that was affected and how it was affected; be more specific than “hurt,” “pain,” or sore.” Examples: “strained back”; “chemical burn, hand”; “carpal tunnel syndrome.” 17) What object or substance directly harmed the employee? Examples: “concrete floor”; “chlorine”; “radial arm saw.” If this question does not apply to the incident, leave it blank. 18) If the employee died, when did death occur? Date of death ___/ ___/ ___ Public reporting burden for this collection of information is estimated to average 22 minutes per response, including time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Persons are not required to respond to the collection of information unless it displays a current valid OMB control number. If you have any comments about this estimate or any other aspects of this data collection, including suggestions for reducing this burden, contact: US Department of Labor, OSHA Office of Statistical Analysis, Room N-3644, 200 Constitution Avenue, NW, Washington, DC 20210. Do not send the completed forms to this office.

U.S. Department of Labor Occupational Safety and Health Administration If You Need Help... If you need help deciding whether a case is recordable, or if you have questions about the information in this package, feel free to contact us. We’ll gladly answer any questions you have. Visit us online at www.osha.gov Call your OSHA Regional office and ask for the recordkeeping coordinator or Call your State Plan office Federal Jurisdiction Region 1 — 617 / 565-9860 Connecticut; Massachusetts; Maine; New Hampshire; Rhode Island Region 2 — 212 / 337-2378 New York; New Jersey Region 3 — 215 / 861-4900 DC; Delaware; Pennsylvania; West Virginia Region 4 — 404 / 562-2300 Alabama; Florida; Georgia; Mississippi Region 5 — 312 / 353-2220 Illinois; Ohio; Wisconsin Region 6 — 214 / 767-4731 Arkansas; Louisiana; Oklahoma; Texas Region 7 — 816 / 426-5861 Kansas; Missouri; Nebraska Region 8 — 303 / 844-1600 Colorado; Montana; North Dakota; South Dakota Region 9 — 415 / 975-4310 Region 10 — 206 / 553-5930 Idaho State Plan States Alaska — 907 / 269-4957 Arizona — 602 / 542-5795 California — 415 / 703-5100 *Connecticut — 860 / 566-4380 Hawaii — 808 / 586-9100 Indiana — 317 / 232-2688 Iowa — 515 / 281-3661 Kentucky — 502 / 564-3070 Maryland — 410 / 767-2371 Michigan — 517 / 322-1848 Minnesota — 651 / 284-5050 Nevada — 702 / 486-9020 *New Jersey — 609 / 984-1389 New Mexico — 505 / 827-4230 *New York — 518 / 457-2574 North Carolina — 919 / 807-2875 Oregon — 503 / 378-3272 Puerto Rico — 787 / 754-2172 South Carolina — 803 / 734-9669 Tennessee - 615 / 741-2793 Utah — 801 / 530-6901 Vermont — 802 / 828-2765 Virginia — 804 / 786-6613 Virgin Islands — 340 / 772-1315 Washington — 360 / 902-5554 Wyoming — 307 / 777-7786 *Public Sector only

U.S. Department of Labor Occupational Safety and Health Administration Have questions? If you need help in filling out the Log or Summary, or if you have questions about whether a case is recordable, contact us. We’ll be happy to help you. You can: Visit us online at: www.osha.gov Call your regional or state plan office. You’ll find the phone number listed inside this cover.